Exhibit 10.3

February 16, 2022

Dear Amy,

I am delighted to invite you to join the Petco leadership team and am pleased to extend an offer to you to become the Chief Merchandising Officer, reporting directly to the Chief Executive Officer ("CEO"). This letter will supersede and replace the offer letter dated February 11, 2022. Your official first day in your new role will be February 13, 2022. Please take a moment to review the details of your offer below:

Base Salary - Your annual base salary will be $575,000 per year, prorated and paid on a bi-weekly basis.

Annual Incentive - Provided the Board approves an incentive payment for the applicable fiscal year, you will be eligible for an incentive opportunity with a target of 80% of your annual base earnings, prorated from your start date to the end of the fiscal year. Incentive payments are awarded based on company and individual performance assessed during the annual review cycle. You must be employed at Petco at the time the incentive is paid. The Company reserves the right to modify or terminate the incentive plan at its sole discretion.

Long Term Incentive - You will be eligible to receive an equity award under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (the "Equity Plan") with an expected grant value equal to $1,000,000, to be calculated immediately prior to such grant. Each award under the Equity Plan will be subject to the terms of the Equity Plan and your award agreement. It is expected that your grant will vest over a three-year period following the date of grant. Since your award is subject to approval by the Board, you may not receive your award for several months after your promotion. Following approval of your award, you will receive communications informing you of your award and containing important details, including your award agreement. The amount of the award may vary from year-to-year based on internal and external factors as determined by the Board.

One-Time Bonus Payment - You will receive a one-time cash bonus of $100,000, which is intended to cover any additional costs associated with moving/setting up a local residence. The payment will be taxed according to IRS guidelines.

Location - Your location will be based at the National Support Center (NSC) in San Diego. You will be able to remote work while the NSC is closed due to COVID-19, but once Petco begins its return to office protocol and the CEO requests that you be available on a regular basis in the NSC, you will be expected to be in San Diego.

Housing Assistance - In lieu of relocating your primary residence to San Diego, Petco will provide you with monthly housing assistance payments of the net amount of $7,700 per month for a period of two years from the date you start working at the NSC, as long as you are employed with Petco during that time. If you are terminated without Cause, as defined below, Petco will continue such payments until the end of the lease term, provided the remaining lease term is no longer than one year and the remaining lease term would not exceed the 2-year approved housing assistance. At the end of the two-year period, you and the CEO will discuss and re-evaluate the possible continuation of this benefit.

Company Car – Petco will reimburse you for the cost to ship your car, to rent a car, or will provide you with a company-leased car, for up to two years or until your residence is permanently established in California. At the end of the two-year period, you and the CEO will discuss and re-evaluate the possible continuation of this benefit.

Travel Assistance - In lieu of relocating your primary residence to San Diego, Petco will provide you with additional travel support of $20,000 per year, for two years from the effective date of this agreement. Travel Assistance will be taxed according to IRS guidelines. At the end of the two-year period, you and the CEO will discuss and re-evaluate the possible continuation of this benefit.

Severance - If the Company terminates your employment for any reason other than “for Cause,” the Company will continue to pay your base salary (not including any bonuses or incentive pay) for a period of twelve (12) months thereafter in accordance with the Company’s regular payroll practices, provide COBRA coverage for twelve (12) months (if you are a participant in our health plans), and outplacement services for six (6) months, provided that you sign a complete waiver and release of any and all claims you may have against the Company and/or its parents, subsidiaries and affiliates, in a form acceptable to the Company. The severance payments referenced above will begin promptly after the effective date of such release. For purposes of this agreement, “for Cause” shall mean the occurrence of any one or more of the following events: (i) your (a) failure to perform your job duties to standards acceptable to the Company, in its discretion, or (b) gross negligence in performing, or unfitness or unavailability to perform, your job duties, in each case, after receiving written notice from the Company of the specific performance issues/negligence and receiving a fifteen-day period to cure such issues, if curable; (ii) your commission of an act of theft, fraud or dishonesty in the performance of your duties or breach of your duty of care or loyalty to Company or any of its parents, subsidiaries or affiliates; (iii) your conviction of, or entry of a guilty or no-contest plea to, any misdemeanor involving dishonesty, fraud or moral turpitude, or a felony; (iv) your material breach of any of the provisions of the Company's Code of Conduct or any other company policy, after receiving written notice from the Company of the breach and receiving a fifteen-day period to cure such breach, if curable; or (v) your acting in bad faith or engaging in willful misconduct. If the Company terminates you “for Cause,” if you resign or if the Company accelerates the effective date of your resignation, the Company shall only be obligated to pay your compensation through the last day of your employment and it shall have no obligation to pay you any additional monies.

Financial and Tax Preparation Services - As a senior officer, you are eligible for financial planning and tax preparation services through AYCO Financial Services, a Goldman Sachs Company. This service is paid for by the Company and treated as income to you for tax purposes. Such benefits are subject to the applicable plan documents, and as may be amended or terminated by Petco from time to time.

Executive Physical - As a senior officer, you are eligible to receive an annual comprehensive wellness exam provided through the Scripps Center for Executive Health. This service is paid for by the Company and treated as income to you for tax purposes. Such benefits are subject to the applicable plan documents, and as may be amended or terminated by Petco from time to time.

This offer supersedes and replaces your previous offer to assume the role of the Chief Supply Chain Officer. Petco is an "at will" employer and as such, employment with Petco is not for a fixed term or definite period and may be terminated at the will of either party, with or without cause, and without prior notice. No supervisor or other representative of the Company (except the Chief Executive Officer) has the authority to enter into any agreement for employment for any specified period of time, or to make any agreement contrary to the above. Except as set forth herein, all other terms and condition of your employment remain in effect.

We look forward to having you on the Petco leadership team and to the contributions you'll make to our overall success. To acknowledge and accept the above-described offer, please sign and return to John Brockman, Vice President of Total Rewards.

Sincerely,	Signed,
/s/ Ilene Eskenazi	/s/ Amy College
Ilene Eskenazi	Amy College
Date: 2/18/22